Form 6-K

Securities and Exchange Commision
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of The
Securities Exchange Act of 1934

For the month of November 2005	Commision file number 1-12260

DE RIGO S.P.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

For further information, please contact:	November 18 th 2005
Maurizio Dessolis	FOR IMMEDIATE RELEASE
Chief Financial Officer
Tel 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
NYSE: DER

DE RIGO

DE RIGO’S BOARD APPROVES PLAN FOR DELISTING, DEREGISTRATION AND
TERMINATION OF ITS ADR PROGRAM, ANNOUNCES EXTRAORDINARY DIVIDEND

November 18, 2005 (Longarone, Italy) — The Board of Directors of De Rigo S.p.A. (NYSE:DER) has approved a plan that is expected to lead to De Rigo’s delisting from the New York Stock Exchange and the deregistration of De Rigo’s securities under the U.S. securities laws, as well as the termination of De Rigo’s ADR Depositary Agreement with The Bank of New York.

The delisting of De Rigo’s American Depositary Shares and the deregistration of De Rigo’s ordinary shares and ADSs under the U.S. Securities Exchange Act of 1934, as amended, are subject to the formal approval of a meeting of De Rigo’s shareholders that is currently expected to be held on December 13, 2005, and to compliance with applicable U.S. securities laws and the rules of the NYSE. De Rigo currently expects that its ADSs will cease to trade on the New York Stock Exchange and that its ADR Program will terminate in the first half of January.

Based on the results of a recent tender offer for any and all outstanding ordinary shares and ADSs of De Rigo by DR 3 S.r.l., a wholly-owned subsidiary of De Rigo Holding B.V., which is wholly owned by the brothers Ennio and Walter De Rigo, De Rigo believes that approximately 97.4% of its outstanding share capital is held by the De Rigo brothers, directly or indirectly through De Rigo Holding and DR 3.

The Board also approved payment of an extraordinary dividend in the amount of €1.65 per ordinary share/ADS, or a total of approximately €70 million, which is also subject to formal shareholder approval at the meeting on December 13, 2005. The record date for the extraordinary dividend is expected to be December 16, and the dividend is expected to be paid to holders of ordinary shares on December 19 and to holders of ADRs on December 29.

*****

De Rigo is one of the world’s largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Celine, Givenchy and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Chopard, Ermenegildo Zegna, Escada, Etro, Fila, Furla, Jean Paul Gaultier, La Perla and Mini, as well as its own brands Police, Sting and Lozza.

  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2005	DE RIGO S.p.A. By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer